1. Name and Address of Reporting Person
   Cross, Thomas S.
   Two Pitcairn Place, Suite 200
   165 Township Line Road
   Jenkintown, PA 19046-
2. Issuer Name and Ticker or Trading Symbol
   SPS TECHNOLOGIES, INC. (ST)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/12/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Corp VP - Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    04/17/2003            J     V   150         A   $0.0000    731            D
                                                      <F1>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Non         $19.675  02/12/2         A      V  600         02/12/2004 02/12/2013 Common  600      $0.0000    600     D
Qualified            003                       <F2>                              Stock
Stock
Options
Non         $32.9375                                                  02/09/2010 Common                      161     D
Qualified                                                                        Stock
Stock
Options
Non         $34.435                                                   02/12/2012 Common                      830     D
Qualified                                                                        Stock
Stock
Options
Non         $51.1                                                     02/14/2011 Common                      519     D
Qualified                                                                        Stock
Stock
Options
Incentive   $19.675  02/12/2         A      V  2400        02/12/2004 02/12/2013 Common  2400     $0.0000    2400    D
Stock                003                       <F2>                              Stock
Options
Incentive   $27                                                       01/31/2006 Common                      2000    D
Stock                                                                            Stock
Options
Incentive   $32.9375                                                  02/09/2010 Common                      2339    D
Stock                                                                            Stock
Options
Incentive   $33.9062                                                  02/09/2007 Common                      2000    D
Stock                                                                            Stock
Options
Incentive   $34.435                                                   02/12/2012 Common                      1670    D
Stock                                                                            Stock
Options
Incentive   $39.2188                                                  07/13/2009 Common                      5000    D
Stock                                                                            Stock
Options
Incentive   $41.0937                                                  02/01/2008 Common                      1500    D
Stock                                                                            Stock
Options
Incentive   $43                                                       02/08/2009 Common                      1500    D
Stock                                                                            Stock
Options
Incentive   $51.1                                                     02/14/2011 Common                      1981    D
Stock                                                                            Stock
Options

Explanation of Responses:

<F1>
Shares acquired under Company's Employees Savings and Investment Plan during the year at no cost to the reporting person.
<F2>
These options were granted as an incentive to the recipient and the number granted was calculated using the fair market value of the Company's common stock on the grant date. 20% of the options granted become exercisable one year after the grant date,and the remainder become exercisable in annual 20% increments thereafter.

SIGNATURE OF REPORTING PERSON
/s/ Thomas S. Cross

DATE
04/23/2003